Exhibit 16.1

Tel: 212-371-4446 Fax: 212-371-9374 www.bdo.com	622 Third Ave, Suite 3100 New York, NY 10017

August 4, 2022

Securities and Exchange Commission

101 F. Street, N.E.

Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4.01(a) of Ideanomics, Inc.’s Form 8-K dated July 21, 2022 filed on July 27, 2022, and have the following comments:

In regards to the,

-	First paragraph, we agree with the statement in the first sentence. We have no basis to agree or disagree with the statements in the second or third sentence. We agree with the statement in the fourth sentence.

-	Second paragraph, we agree with the statement in the first sentence. We disagree with the statement in the second sentence as we have identified the following reportable events as described in Regulation S-K Item 304 paragraph (a)(1)(v), specifically:

1.	In response to Item 304 (a)(1)(v)(A), at the time of our dismissal, Ideanomics, Inc. (“the Company”), and therefore BDO, had not yet finalized its assessment of the effectiveness of internal controls over financial reporting as of December 31, 2021. On February 18, 2022, we communicated to the Audit Committee of the Board of Directors our belief that the Company had the following material weaknesses that were incremental to those reported in Part I, Item 4 of Form 10-Q for the quarterly period ended September 30, 2021:

●	There is a lack of controls designed to address risk of material misstatement for various financial statement areas and related assertions.

●	There is a lack of validation of completeness and accuracy of key reports generated from systems utilized in the operation of controls.

●	There is lack of evidence to support the review in the operations of controls.

●	There is a lack of Entity Level Controls, particularly over the review of subsidiary information.

●	The Company’s controls are not designed with a sufficient level of precision to detect a material misstatement.

●	There is a lack of review over Service Organization reports.

●	There is a lack of segregation of duties that exists in the information technology environments and payroll cycles at the Company.

●	There is a lack of documented compliance related controls to evaluate potential risk of dealing with inappropriate vendors and/or customers.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Securities and Exchange Commission

August 4, 2022

Subsequent to our February 18, 2022 communication, we communicated to the Audit Committee of the Board of Directors our belief that the Company also had the following material weaknesses:

●	There is ineffective oversight from the Company’s Audit Committee.

●	There is a lack of documented compliance-related controls to evaluate transactions in accordance with the Foreign Corrupt Practices Act (‘FCPA’).

The material weaknesses, as disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2021, included:

●	The design and implementation of internal controls over the review of management’s inputs into valuation models and associated valuation outputs from third party valuation specialists.

●	The design and implementation of internal controls over the revenue recognition process, specifically the failure to properly evaluate whether the Company was to be considered the principal or the agent in contracts with customers.

●	There is a lack of sufficient personnel in accounting and financial reporting functions with sufficient experience and expertise with respect to the application of U.S. GAAP and SEC disclosure requirements.

●	Operating effectiveness of internal controls to identify and evaluate the accounting implications of non-routine transactions.

2.	In response to Item 304 (a)(1)(v)(C), we identified errors related to certain financial statement accounts that were being evaluated at the time of our dismissal that may be material to previously reported periods in 2021 and prior. At the time of our dismissal, the Company’s evaluation of these adjustments pursuant to Staff Accounting Bulletin (“SAB”) No. 99: Materiality, was incomplete. Additionally, there were certain accounting evaluations, analyses and schedules not yet complete or provided to us by the Company at the time of our dismissal. The finalization of these matters may have resulted in additional adjustments, which may have further impact to one or more prior periods. Had a complete evaluation been performed, a conclusion may have been reached by the Company that previously filed financial statements may have contained a material error(s) and could no longer be relied upon. The nature of these errors and open accounting evaluations include the accounting for revenue, leases, business combinations (including the classification of contingent consideration), inventory, goodwill impairment, equity method and other investments, valuation of accounts receivable and the related income tax effects, where applicable.

Securities and Exchange Commission

August 4, 2022

3.	In response to Item 304 (a)(1)(v)(C), at the time of our dismissal, BDO had not yet finalized its procedures related to the Company’s investigation under Section 10A of the Securities Exchange Act, which relates to the Company’s China operations. At the time of the termination, BDO had outstanding requests with the third-party firm engaged by the Audit Committee to lead the investigation (inclusive of obtaining and reviewing certain redacted information). BDO had also not completed its evaluation of the information that had been provided from results of the investigation and had not determined whether the investigation and the information provided therefrom was satisfactory.

-	Third paragraph, we agree with the statement.

We have no basis to agree or disagree with the statements made in Item 4.01(b).

Yours Truly,

BDO USA, LLP